UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON MAY 5th, 2025

DATE, TIME AND PLACE: May 5th, 2025, at 11.30 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Fabiane Reschke, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: (1) Presentation on the Tax, Regulatory, Civel and Labour contingencies; (2) Presentation on the payment proposal of the Company’s interest on shareholders’ equity (“IE”); (3) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 1st quarter of 2025, dated as of March 31st, 2025; (4) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 1st quarter of 2025, dated as of March 31st, 2025; (5) To resolve on the Fiscal Council’s Work Plan for 2025; and (6) To elect the Chairman of the Company’s Fiscal Council.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the items on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Fiscal Council members registered their considerations and discussions as follows:

(1) Presentation on the Tax, Regulatory, Civel and Labour contingencies.

Messrs. Gustavo Baptista Alves, Virginia Ribeiro, Carlos Eduardo Franco and Fabiane Reschke presented the data referring to the Company's tax, regulatory, civil and labour contingencies.

After the clarifications, the CF members thanked the information provided.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

May 5th, 2025

(2) Presentation on the payment proposal of the Company’s interest on shareholders’ equity (“IE”).

Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), Gustavo Baptista Alves, representative of the Tax Services area, and Victor de Almeida Pinto F. de Mendonça, representative of the Tax Strategy area, made a brief introduction about the calculation methodology used for the payment of Interest on Equity ("IE") by the Company and presented the management proposal for the distribution as IE, as follows: (i) the distribution of profits in the amount of R$300,000,000.00 (three hundred million reais) at R$0,124084855 (zero point one, two, four, zero, eight, four, eight, five, five cents) of gross value per share; (ii) payment will be made until July 23rd, 2025, without the application of any monetary restatement index; (iii) shall be considered the date May 21st, 2025, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares, in order to comply with the Company's Long-Term Incentive Plan.

After the clarifications provided, the members of the Fiscal Council thanked and expressed in favor of the management proposal.

(3) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 1st quarter of 2025, dated as of March 31st, 2025.

Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area, presented the Company's Quarterly Information Report (“ITRs”) raised on March 31st, 2025, based on the material presented, in which the points of greatest interest were highlighted.

After the clarifications, the CF members thanked the information provided.

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CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

May 5th, 2025

(4) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 1st quarter of 2025, dated as of March 31st, 2025.

Initially, it is registered the presence of Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area.

Messrs. Leonardo Donato, Harisson Silva and Marco Rocha, representatives of EY, presented (i) the work of the independent audit related to the ITRs for the 1st quarter of 2025, and (ii) the corresponding review report, noting that, in the course of the analysis, no irregularities were identified or any reservations recorded.

After the clarifications, the CF members thanked the information provided.

(5) To resolve on the Fiscal Council’s Work Plan for 2025.

Mrs. Fabiane Reschke, Secretary and Legal Officer of the Company, with the support of Mrs. Simone Barros, representative of the Corporate Affairs & Staff Legal Partner area, presented the proposal for the Fiscal Council’s Work Plan for the year 2025.

After discussing on the topic, the CF members approved their Work Plan for the year 2025, aware that the topics scheduled for presentation on each of the dates may eventually be postponed, as well as new topics included, according to the availability of the Company's management.

After the clarifications, the CF members thanked the information provided.

(6) To elect the Chairman of the Company’s Fiscal Council.

In view of the proposal presented by Mr. Elias de Matos Brito and supported by Mrs. Heloisa Belotti Bedicks, for the election of Mr. Walmir Urbano Kesseli as Chairman of the Fiscal Council (“CF”), the members of the CF, unanimously, elected him to occupy that position, with a term of office until the Annual Shareholders Meeting of the Company, which will be held in 2026. Mr. Walmir Urbano Kesseli thanked for the nomination and the trust placed in him.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

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CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

May 5th, 2025

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 5th, 2025

FABIANE RESCHKE

Secretary

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TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly information, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on March 31st , 2025, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law..

In addition, the Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, also expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$300,000,000.00 (three hundred million reais) at R$ 0,124084855 (zero point one, two, four, zero, eight, four, eight, five, five cents) of gross value per share, for payment to be made until July 23rd, 2025, without the application of any monetary restatement index, considering the date of May 21st, 2025, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, May 5th, 2025.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	HELOISA BELOTTI BEDICKS Member of the Fiscal Council

Elias de Matos Brito Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer